Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of Oshkosh Truck Corporation on Form S-8 of our report dated October 24, 2003, relating to the consolidated financial statements of Oshkosh Truck Corporation as of and for the years ended September 30, 2003 and 2002 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the fiscal 2001 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance with respect to such disclosures and reclassifications), appearing in the Annual Report on Form 10-K of Oshkosh Truck Corporation for the year ended September 30, 2003.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
April 27, 2004